

Mail Stop 3561

September 24, 2015

Jonathan H. Weis
President and Chief Executive Officer
Weis Markets, Inc.
1000 S. Second Street
P.O. Box 471
Sunbury, PA, 17801

> **Re: Weis Markets, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2014**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed March 13, 2015**
> **File No. 001-05039**

Dear Mr. Weis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

1. We note a decline in profit of approximately $16 million in 2014 based, in part, on increases in cost of sales and operating, general and administrative expenses of $76 million and $36 million, respectively. However, your disclosure does not fully explain the underlying reasons as to why these expenses increased. For example, you note a $7.7 million increase in employee related expenses but do not specify whether such increases were driven by higher salaries, more employees, other factors or a combination thereof. Please revise your disclosure in future filings to explain the underlying reasons for material changes in cost of sales and operating, general and administrative expenses to

provide a better understanding of your results of operations. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Please show us in your response the revised disclosure that you expect to make in future filings. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis

2014 Executive Compensation Components, page 9

2.   Please indicate whether you currently have a specific policy to guide the allocation of total compensation among the various elements and forms of awards (e.g. cash or equity) and, as appropriate, explain your policy. In this regard, you acknowledge the absence of an equity-based incentive plan; however, you do not explain why you choose to offer only cash-based compensation. In your response, please provide us with this information and confirm that you will expand your disclosure, as applicable, to provide such disclosure in future filings. Refer to Item 402(b)(2)(ii) of Regulation S-K.

3.   We note that compensation earned by your named executive officers pursuant to the Non-Equity Incentive Plan and Long Term Incentive Plan increased in 2014 compared to 2013. We further note your disclosure on page 10 that adjustments were made to applicable percentages for threshold, target and maximum metric hurdles as well as the target and maximum percentages that can be earned under the Non-Equity Incentive Plan. Given the increase in compensation earned by your named executive officers under these plans in 2014, please explain to us why the compensation committee made adjustments to the plans as described on page 10. Refer to Item 402(b)(2)(ii) of Regulation S-K.

CEO Incentive Award Plan, page 12

4.   You state that one-half of the performance award earnable pursuant to the CEO Incentive Award Plan (and also your Long Term Incentive Plan) is based on the company's ratio of "Modified Return on Invested Capital." Please describe how this number is calculated based upon your audited financial statements and confirm that you will expand your disclosure, as applicable, to provide such disclosure in future filings. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Pasquale D. Gentile, Jr.
        Reed Smith LLP